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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __12/31/09__ AND ENDING __12/31/10__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solium Financial Services LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__50 Tice Boulevard, Suite A-18__
(No. and Street)

__Woodcliff Lake,__   __New Jersey__   __07677__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Deloitte__
(Name – if individual, state last, first, middle name)

__3000, 700 – 2nd Street SW,__   __Calgary, Alberta__   __T2P 0S7__   __Canada__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

11017854

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____ Dominick Scianandre _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Solium Financial Services _____ , as of _____ December 31, _____ , 20 10 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President, CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Solium
CAPITAL

Solium Financial Services LLC
Financial Statements
For the periods ended December 31, 2010 and 2009

Deloitte.

Independent Registered Auditors' Report

To the Board of Directors and Shareholder of
Solium Financial Services LLC:

We have audited the accompanying balance sheet of **Solium Financial Services LLC** (the "Company") as of December 31, 2010 and the related statements of operations and retained earnings, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule appearing on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Calgary, Alberta
February 28, 2011

Independent Registered Chartered Accountants

SOLIUM FINANCIAL SERVICES LLC

Balance Sheets
As at December 31, 2010 and 2009
(Amounts in US Dollars)

	2010 $	2009 $
ASSETS		
CURRENT		
Cash	**361,420**	187,515
Accounts receivable	**57,452**	36,296
Prepaid expense	**72**	-
Due from related parties (Note 3)	**127,089**	-
	546,033	223,811
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**9,540**	16,430
Due to related parties	**-**	1,708
	9,540	18,138
SHAREHOLDER'S EQUITY		
Share capital, 100 shares authorized and outstanding at December 31, 2010 (2009 - 100) (Note 7)	**120,000**	120,000
Retained earnings	**416,493**	85,673
	536,493	205,673
	546,033	223,811

See accompanying notes to the financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statements of Operations and Retained Earnings
For the periods ended December 31, 2010 and 2009
(Amounts in US Dollars)

	Twelve Months Ended December 31, 2010 $	Thirteen Months Ended December 31, 2009 $
REVENUE		
Broker access and administration fees	**424,828**	189,979
OPERATING EXPENSES		
Salaries and wages	**75,000**	81,250
General and administrative	**19,008**	23,056
	94,008	104,306
NET INCOME	**330,820**	85,673
RETAINED EARNINGS – BEGINNING OF PERIOD	**85,673**	–
RETAINED EARNINGS – END OF PERIOD	**416,493**	85,673

See accompanying notes to the financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statements of Cash Flows
For the periods ended December 31, 2010 and 2009
(Amounts in US Dollars)

	Twelve Months Ended December 31, 2010 $	Thirteen Months Ended December 31, 2009 $
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net income	330,820	85,673
	330,820	85,673
Changes in non-cash working capital (Note 5)	(156,915)	(18,087)
	173,905	67,586
NET INCREASE IN CASH	173,905	67,586
CASH, BEGINNING OF PERIOD	187,515	119,929
CASH, END OF PERIOD	361,420	187,515

See accompanying notes to the financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statements of Changes in Shareholder's Equity
For the periods ended December 31, 2010 and 2009
(Amounts in US Dollars)

	$
Shareholder's equity – December 2, 2008	120,000
Additions to shareholder's equity Contribution of capital	-
Net income for period	85,673
Shareholder's equity – December 31, 2009	205,673
Additions to shareholder's equity Contribution of capital	-
Net income for period	330,820
Shareholder's equity – December 31, 2010	**536,493**

See accompanying notes to the financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statements of Changes in Liabilities Subordinate to Claims of General Creditors
For the periods ended December 31, 2010 and 2009
(Amounts in US Dollars)

	$
Balance – December 2, 2008	-
Increases	-
Decreases	-
Balance – December 31, 2009	-
Increases	-
Decreases	-
Balance – December 31, 2010	-

Note: No liabilities subordinate to claims of general creditors existed at December 31, 2010 and 2009.

SOLIUM FINANCIAL SERVICES LLC

Notes to the Financial Statements
(Amounts in US dollars, unless otherwise stated)
Periods ended December 31, 2010 and 2009

1. **BUSINESS ORGANIZATION**

   Solium Financial Services LLC ("SFS") was incorporated on May 7, 2008 in New Jersey. Effective December 2, 2008, the Company was granted membership as a Financial Industry Regulatory Authority (FINRA) member firm. The Company is a wholly-owned subsidiary of Solium Holdings USA Inc. ("Solium Holdings").

   The Company's primary source of revenue is derived from the access and administration fees earned through sharing agreements with broker partners. The Company operates as a FINRA member and its officers are licensed with FINRA. As of December 31, 2010, all registration fees and required filings have been made to the FINRA and related securities authorities.

2. **SIGNIFICANT ACCOUNTING POLICIES**
   Basis of presentation
   The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Based upon the No-Action Relief for Filing Initial Annual Audited Financial Statement (CRD No. 147933 and SEC File No. 8-67942), the first annual financial statements for SFS covered a period of thirteen months from December 2, 2008 to December 31, 2009.

   Financial Statements
   The Company maintains it books and the accompanying financial statements have been prepared on the accrual basis of accounting.

   Cash and cash equivalents
   The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

   The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

   Revenue
   Revenue derived from sharing agreements with broker partners is recognized in the month the fees are earned and expenses are recognized when incurred.

   Income Taxes
   Solium Holdings and its domestic subsidiaries, including SFS, file consolidated U.S. federal and state income tax returns. Based on the results of the consolidated group, income taxes for the year ended December 31, 2010 are $Nil.

3. **DUE FROM RELATED PARTIES**

   Amounts due from related parties represent cash collected on behalf of SFS by affiliated companies and thus due to SFS, net of operating costs paid by affiliated companies on behalf of SFS and due back from SFS. There are no fixed repayment terms and no rate of interest.

4. **NET CAPITAL**

   As at December 31, 2010, the Company's net capital is $351,880. The Company's excess net capital was $346,880 over the minimum requirements. Its Aggregated Indebtedness was $9,540 and its ratio of Aggregated Indebtedness to net capital was 2.71%. This was computed pursuant to SEC Rule 15c3-1.

SOLIUM FINANCIAL SERVICES LLC

Notes to the Financial Statements
(Amounts in US dollars, unless otherwise stated)
Periods ended December 31, 2010 and 2009

5. CHANGES IN NON-CASH WORKING CAPITAL

Changes in non-cash working capital items are detailed as follows:

	2010 $	2009 $
Increase in accounts receivable	(21,156)	(36,296)
Increase in prepaid expenses	(72)	-
(Increase) decrease in due from related parties	(128,797)	1,708
(Decrease) increase in accounts payable	(6,890)	16,501
Changes in non-cash operating working capital	(156,915)	(18,087)

6. FINANCIAL INSTRUMENTS – FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America require that the Company disclose information about the fair value of its assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument.

Market price observability is impacted by a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities recorded at fair value in the Company's balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. Quoted price for these assets and liabilities are not adjusted even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - One or more significant pricing inputs are unobservable for the assets and liabilities and include situations where there is little, if any, market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

The Company's assets and liabilities are classified within Level 1 of the fair value hierarchy. Interests are primarily based on quoted prices available in active markets.

SOLIUM FINANCIAL SERVICES LLC

Notes to the Financial Statements
(Amounts in US dollars, unless otherwise stated)
Periods ended December 31, 2010 and 2009

7.   SHARE CAPITAL

The Company has authorized an unlimited number of common shares.

	Number of Shares	Amount $
Issued - common shares		
Balance, December 31, 2009 and 2010	100	120,000

SOLIUM FINANCIAL SERVICES LLC

Statement of Net Capital
Pursuant to SEC Rule 15c3-1
As at December 31, 2010 and 2009
(Amounts in US dollars)

	2010 $	2009 $
Total assets	546,033	223,811
Less: Total liabilities	(9,540)	(18,138)
Net Worth	536,493	205,673
Less: Non-allocated assets	184,613	-
Current Capital	351,880	205,673
Less: Haircuts	-	-
Net Capital	351,880	205,673
Less: Required capital	(5,000)	(5,000)
Excess Net Capital	346,880	200,673
Aggregated Indebtedness	9,540	18,138
Aggregated Indebtedness to Net Capital	2.71%	9%

Deloitte.

Independent Auditors' Report on Internal Accounting Control required by Rule 17a-5

To the Board of Directors and Shareholder of
Solium Financial Services LLC:

In planning and performing our audit of the financial statements of Solium Financial Services LLC (the "Company"), as of and for the year ended December 31, 2010, (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by Solium Financial Services LLC. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this reporting, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Deloitte & Touche LLP

Calgary, Alberta
February 28, 2011

Independent Registered Chartered Accountants